[COMPANY LETTERHEAD]

October 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mark Webb
Legal Branch Chief

Re:	Citizens Independent Bancorp, Inc.
Registration Statement on Form S-1
Filed September 5, 2013
File No. 333-191004

Dear Mr. Webb:

This letter, along with Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 filed by the Citizens Independent Bancorp, Inc. (“Citizens” or the “Company”) on September 5, 2013 (the “Registration Statement”), together with certain Exhibits thereto, are being filed with the Securities and Exchange Commission (the “Commission”). The Registration Statement has been amended to reflect responses to the comments set forth in your letter dated October 2, 2013, relating to the Registration Statement. For your convenience, each response is preceded by the specific comment to which the response relates. Page references in the following responses refer to pages of the Amendment as filed via EDGAR.

General

1.	Please advise us why the board resolutions authorizing the filing of the registration statement are valid since your board does not appear to meet the requirements of your by-laws.

Response. Of the six directors on the Company’s Board, only two are currently shareholders. Although Section 2.01 of the Regulations requires that directors be shareholders of the Company, it also provides that there is an exception if law provides otherwise. The four non-shareholder directors joined at a time when they were in possession of material non-public information about the Company that prevented them from purchasing Company stock without violating securities laws. Therefore, on the advice of counsel, they were not required to purchase Company shares. However, each of these directors intends to purchase common shares in the public offering.

Cover Page

2.	We note your disclosure on page 15 that there is no active market for your common shares and that investors should be prepared to hold their shares indefinitely. Accordingly, please revise your cover page to comply with Item 501(b)(4) of Regulation S-K.

Response. Please see updated disclosure on the cover page.

3.	Include prominent disclosure on the cover page and elsewhere in the prospectus identifying the termination date of the offering.

Response. Please see updated disclosure on the cover page and pages 5, and 21.

Questions and Answers Relating to the Rights Offering, page 3

4.	Please locate this section so that it follows after your disclosure of “Risk Factors,” currently beginning on page 16, in order to meet the requirements of Item 503(c) of Regulation S-K.

Response. Please see updated location of the “Questions and Answers…” section to after the “Risk Factors” section.

Risk Factors, page 16

5.	Please add a risk factor disclosing that only a minority of your board of directors are shareholders of the company, in apparent violation of your by-laws.

Response. Please see the response to Question 1 above. We do not believe there is a violation of the Regulations and, therefore, have not included a risk factor regarding this issue.

6.	Please add a risk factor disclosing that you do not have a Chief Financial Officer and have operated without one since February of this year, out of compliance with the terms of your 2012 FDIC Consent Order.

Response. Please see the revised disclosure on page 88 under “Executive Officers.” The Bank appointed a Chief Financial Officer in September 2013. Mr. Livesay had to receive approval from the Bank’s regulators in order to be appointed as Chief Financial Officer. That approval was received. Therefore, we do not believe that an additional risk factor is appropriate. Mr. Livesay has not yet been approved by the Federal Reserve to be appointed as the Chief Financial Officer of the Company.

You may not revoke your exercise of rights..., page 17

7.	Please clarify whether investors will have an opportunity to revoke their investment if the offering is extended.

Response. In response to this comment, the disclosure regarding revocation on pages 8, 9, 36, and 37 has been modified to reflect that if the Company decides to extend the rights offering, investors still may not revoke the exercise of their subscription rights.

Credit risks could adversely affect our results of operations, page 22

8.	Please discuss the economic health of your market area, and include disclosure regarding population size, average income, change in home sales and prices, foreclosures, business trends, or other similar indicators that you believe are important to understanding your market. Similarly revise your disclosure on page 73.

Response. In response to this comment, additional disclosure has been provided regarding the economic health of our market area. Please see page 74.

Unaudited Pro Forma Financial Information, page 27

9.	Please revise to adjust pro forma equity for the offering costs, or advise.

Response. The Pro Forma Balance Sheet has been revised to disclose the impact of the offering costs. Please see page 26.

10.	Please revise to present pro forma adjustments to the income statement to reflect the offering, or advise.

Response. The offering costs will be capitalized and netted against the proceeds in the equity section of the balance sheet. There are no anticipated pro forma adjustments to the income statement for the offering. A comment to this effect has been added to the Pro Forma Income Statement. Please see page 27.

Dilution, page 29

11.	Please indicate the disparity between the effective cost to insiders and to the public in this offering. See Item 506 of Regulation S-K.

Response. Item 506 of Regulation S-K provides that a comparison of the public contribution and the effective cash contribution of affiliates should be disclosed if there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons (collectively, “insiders”) of common equity acquired by them in transactions during the past five years, or which they have the right to acquire. Since there is no disparity between the public offering price and the effective cash cost of insiders of common equity which they have the right to acquire, Item 506 of Regulation S-K does not require the comparison and disclosure.

Management Discussion and Analysis, page 45

12.	Please discuss what other measures you have considered to raise capital and those which you plan to pursue should the rights offering not raise the minimum $2.5 million required. Similarly, we note your disclosure on page 3 that after this offering you will still not meet the capital requirements imposed by your regulators. Please discuss the source or sources of the additional funds that you intend to raise in order to meet these requirements. If these alternative funding sources are uncertain or impose risks on shareholders, add an additional risk factor.

Response. In response to these comments, the Company has added “Additional Capital Enhancement Strategies” disclosure in its Management’s Discussion and Analysis section to disclose the alternative capital raising plans formulated by management and the Board of Directors.

13.	Revise to discuss the possible and probable consequences of retaining insufficient capital under the terms of your regulatory agreements.

Response. In response to this comment, the Company has added “Capital Requirements under Regulatory Agreements” disclosure in its Management’s Discussion and Analysis section to disclose the possible and probable consequences of not meeting the capital levels required under the Bank’s regulatory agreements.

Provisions for Loan Losses, page 48

14.	Please revise to provide an expanded discussion of the more robust ALLL calculation methodology implemented in January, 2013, specifically discussing changes to your methodology, why they were deemed appropriate and quantifying their effect on the ALLL and the provision recorded in the six months ended June 30, 2013.

Response. In response to this comment, disclosure has been added to provide an expanded discussion of the ALLL calculation methodology. Please see page 47.

Compensation of Executive Officers, page 85

15.	Please describe Mr. Reed’s compensation agreement as Chief Executive Officer.

Response. Mr. Reed does not have a written compensation agreement with the Company or the Bank. However, we have included disclosure regarding his current salary on page 91.

Part II.

Exhibits

16.	Please file your memorandum of understanding with the FDIC, dated April 5, 2013, as an exhibit with your next amendment. See Item 601 of Regulation S-K.

Response. The FDIC prohibits public disclosure of informal agreements such as the memorandum of understanding. In order to comply with the Company’s obligations to provide the public with material information about the Bank, the Company obtained approval from the FDIC to provide the specific disclosure regarding the memorandum of understanding that is included in the Form S-1. However, the FDIC has prohibited the Company from making the entire document public.

Signatures

17.	Please have the Chief Financial Officer and the Chief Accounting Officer sign in those capacities.

Response. Please see the updated signature page, designating David A. Kowalski as the Company’s principal financial and accounting officer.

If you have any questions regarding the foregoing or need additional information, please contact me at (740) 385-8561.

Very truly yours,

/s. Ronald R. Reed

Ronald R. Reed